Filed by Scient Corporation
                      Pursuant to Rule 425 under the Securities Act of 1933 and
                                  deemed filed pursuant to Rule 14a-6 under the
                                                Securities Exchange Act of 1934

                                         Subject Company: iXL Enterprises, Inc.
                                                  Commission File No. 000-26167

                                                         Date: October 23, 2001


SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or iXL Enterprises' or Scient Corporation's future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "could", "should," "expects," "plans," "anticipates," "believes," "estimates," "projects ", "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements include, but are not limited to, statements regarding: the expected benefits of the merger such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company. These statements involve known and unknown risks, uncertainties and other factors that may cause iXL Enterprises' or Scient Corporation's or their industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the inability to obtain, or meet conditions imposed for approvals for the business combination, failure of the iXL Enterprises or Scient Corporation stockholders to approve the mergers, the risk that the iXL Enterprises and Scient Corporation's businesses will not be coordinated and integrated successfully, and disruption from the merger making it more difficult to maintain relationships with clients, lenders, employees, suppliers or other constituents. For a detailed discussion of additional factors that could cause iXL Enterprises' or Scient Corporation's results to differ materially from those described in the forward-looking statements, please refer to iXL Enterprises' and Scient Corporation's filings with the Securities and Exchange Commission, especially the sections titled "Special Note Regarding Forward-Looking Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Risk Factors" in iXL Enterprises' 2000 Annual Report on Form 10-K and "Special Note Regarding Forward-Looking Statements" and "Business -- Risk Factors" in Scient Corporation's 2000 Annual Report on Form 10-K. These factors may cause iXL Enterprises' or Scient Corporation's actual results to differ materially from any forward-looking statement.


ADDITIONAL INFORMATION

In connection with these transactions, India-Sierra Holdings, Inc., together with iXL Enterprises and Scient Corporation, filed a registration statement on Form S-4 which was declared effective on October 11, 2001, a definitive joint proxy statement/prospectus and other relevant documents with the Securities and Exchange Commission (the "SEC"). Investors are urged to read the definitive joint proxy statement/prospectus carefully and in its entirety and any other relevant documents filed with the SEC because they contain important information. You can obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you can obtain documents filed with the SEC by iXL Enterprises free of charge by requesting them in writing from iXL Enterprises, 1600 Peachtree St., NW, Atlanta, GA 30309,
Attention: Jill A. Gilmer, or by telephone at 404-279-1000. You can obtain documents filed with the SEC by Scient Corporation free of charge by requesting them in writing from Scient Corporation, 860 Broadway, New York, NY 10003,
Attention: Michael Hand, or by telephone at 917-534-8200.

iXL Enterprises and Scient Corporation, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of iXL Enterprises and Scient Corporation in connection with the mergers. Information about the directors and executive officers of iXL Enterprises and their ownership of iXL Enterprises stock is set forth in the proxy statement for iXL Enterprises' 2000 annual meeting of stockholders. Information about the directors and executive officers of Scient Corporation and their ownership of Scient Corporation stock is set forth in the proxy statement for Scient Corporation's 2001 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.

Investors are urged to read the definitive joint proxy statement/prospectus carefully and in its entirety before making any voting or investment decisions.

Following is the transcript of a Scient Corporation Second Quarter Fiscal Earnings conference call with Robert M. Howe, Scient's Chairman and Chief Executive Officer, Stephen A. Mucchetti, Scient's President and Chief Operating Officer, and Michael Hand, Scient's Controller, on October 22, 2001.


                               SCIENT CORPORATION

                           Moderator: Theresa Matacia
                                October 11, 2001
                                   3:30 pm CT



Operator: Good afternoon everyone, and welcome to this Scient Corporation
         Second Quarter Fiscal Earnings Conference Call. Today's call is being recorded. At this time for opening remarks and introductions, I would like to turn the call over to Ms. Theresa Matacia. Please go ahead.

Theresa Matacia: Thank you. Welcome everybody to Scient's conference call. I am here today with Bob Howe, Scient's Chairman and Chief Executive Officer, Steven Mucchetti, Scient's President and Chief Operating Officer, and Michael Hand, Scient's Controller, all of which will provide an update on the state of our business.

         Before we begin, I would like to remind you that on today's call we will be providing forward-looking statements, including statements and projections regarding our expectations of the future success of the business, future profitability, our break-even point, margins, cash position, restructuring charges, and other operating and financial results, the scope, nature and timing of Scient's expected restructuring activities, and the anticipated impact of those activities; statements regarding the proposed merger between Scient and iXL Enterprises, and the expected outcome thereof, and the success of our strategy and corresponding client demand for our services.

         It is possible that our actual results may differ from the predictions we make. And we include no duty to update the information provided here.

         The factors that could contribute to such differences include the timing and size of client demand for Scient services, the potential loss of or delay by major clients, Scient's ability to hire, train and retain the appropriate skilled and qualified personnel, Scient's ability to attract and retain new clients, Scient's ability to develop successful relationships with partners and other third parties, our ability to accurately price our projects and to meet client expectations, our ability to manage and expand international operations, our ability to predict and offer responsive services to meet market demand, the highly competitive market in which we operate, the efficiency and success of our accounts receivable effort, the accuracy of our internal reporting and management systems, our reliance on a limited number of clients, and our lack of long-term contracts, assuming the completion of the merger, that the business, financial and management synergies will not be realized, and the development and sustainability of a market for Scient services, and other factors and risks discussed in the company's Form 10K for the period ended March 31, 01, Form 10Q for June 30, 01, and the registration statement, Form S4, for the India-Sierra Holdings, Inc. to be renamed Scient, Inc. upon completion of the merger.

         With that I turn it over to Bob Howe.

Bob Howe:       Thank you very much Theresa. Good afternoon. By now you should have all had the press release, detailing the September quarter performance. Today I want to cover three topics. First a brief recap of our financial results, second what the market looks like, and finally a few comments about our pending merger with iXL.

         Michael Hand is going to discuss our financial results and metrics. So let's talk about the quarter. I think it is important before we talk about the numbers to talk about a huge event that happened to us this quarter.

         I would like to start by thanking everybody in our company and those outside who have offered us and the people in New York and Washington such great help in these trying times. Moreover, we want to wish, and we wish to acknowledge and remember the loss of our colleague, (Neil Shastri). It was a very devastating blow to us, and one that we really had to deal with.

         We also want to acknowledge those of our clients, such as (e-Speed), where they also had an unfortunate loss of people too. It has been a very difficult thing. I want to thank the people outside our company listening, for the offers of help that they have given to us. We appreciate it.

         But most of all, I would like to thank our colleagues, who have just been absolutely wonderful in this, and dealt with it so well, and who offered such great help to our clients who were in distress, and also helped the people in Washington and New York by giving blood and so on. So I think it is important to remember that that happened in this quarter.

         Now let me recap the quarter financially. First, we generated 11.6 million in revenue, up from 11.3 in the June quarter, which is a growth rate of about 3%. Maybe not gigantic, but certainly reversed where we have been headed.

         Our pro forma net loss is approximately 19 million, or a net loss per diluted share of about 26 cents, before restructuring non-cash and merger-related expenses. And we ended the quarter with roughly 88 million in cash, which was slightly ahead of the level that we at least internally had anticipated at the beginning of the quarter.

         Let me now talk about demand, because Michael will fill these numbers in more detail. In our opinion, the overall market environment remains challenging. And September 11 only made it more challenging. While many technology software and services companies have reported a marked slow down in business following the attacks, we didn't experience the same trends in our business.

         Following the 11th, our pipeline remains stable. We did lose several billing dates. And there is no question our employee productivity was affected. But that is only natural.

         However, with the exception of the capital market sector in New York, we have really been able to recover from the impact felt in the quarter. And we really haven't experienced any increase in project cancellations in general, although the real impact to the business from the 11th may not be known at this point in time.

         The second thing is our business in Europe remains stable. I mean we see increasing concerns about weakening trends in Europe. But we haven't seen a fall off in demand.

         Thirdly, we continue to successfully cultivate new client relationships and have garnered additional follow-on work from existing clients. The project sizes remain relatively small versus the year ago levels. And the clients continue to concentrate what they want in strategy or business and technology design solutions. But we are still winning assignments.

         The pricing environment is firming. And we are reacting to that by continuing to lower our cost structure, and increasing our efficiency to remain competitive. One of the things that certainly sustains us is not only is the revenue flattening, but our client base remains top drawer.

         We still have firms like Chase, Morgan Stanley, BP Amoco, Sun Microsystems, and a number of new clients of similar type.

         Now let me conclude the demand side by saying the demand is still soft. We believe the environment may be stabilizing for us. Certainly from a revenue perspective, we have essentially seen stable revenue for the past two quarters.

         But I don't want to kid you. Visibility is still relatively low. And we have yet to see any signs of the recovery in overall IT spending for software services. People keep talking about that. But we haven't seen that yet.

         So at this point it is highly uncertain also as to whether we are going to have a residual impact from the September 11 event. But if you think about it, probably more importantly is if something else of a similar nature were to occur, the effects could be profound. And I think that is a very unpredictable environment.

         Those are the things related to the 11th. In addition, we are in a recession. I don't think there is any question about that. How long and deep this current recession will last is anybody's guess. At least in the US, the Fed is planning massive fiscal stimulus.

         But we don't know what is going to come out of that. I don't know whether that is going to cause an artificial up kick in demand, or a sustained recovery that could ultimately loosen IT spending over time and drive up pent-up demand.

         We certainly believe that demand is out there. But it is a question of affordability. Given those factors, the uncertainty from the 11th, and what happens with the stimulus that the Fed is providing, as well as the visibility issues, we are still reluctant to give any guidance at this point.

         I would now like to turn the call over to Michael Hand to discuss our financial results. And then I will close with some comments about our pending merger. Michael?

Michael Hand:    Thanks Bob. My comments will focus on three areas - first, the results for the quarter, second a review of our key metrics, to help you better understand the drivers of our financial results, and third, the status of our balance sheet at September 30.

         So let me start first with the top line. As Bob has already pointed out, Scient's revenue for the September quarter totaled $11.6 million. This is up about 3% versus the June quarter.

         International clients accounted for 23% of this quarter's revenue. This is a decline from 36% in the June quarter. All of Scient's revenue in the September quarter came from enterprise and enterprise-backed companies.

         In the September quarter, Scient served a total of 22 clients, six of which were new, and 16 were repeat clients. This is in keeping with our strategy to remain narrow, but deep with our large clients.

         Our top five clients in this quarter accounted for 55% of total revenue, which is up from 49% in June. We had four clients that each accounted for over 10% of revenue in the quarter.

         Total head count at the end of September totaled 331, with 259 billable colleagues, and 72 non-billable colleagues. This compares with total head count of 510 at the end of June, or a reduction of 179 colleagues, or 35%.

         Approximately 155 positions were related to the restructuring initiatives, of which 99 were announced on April 11, and 56 positions were related to the continuing restructuring of our business. Excluding job eliminations, the annualized turnover rate of 22% in the September quarter was about flat compared to the June quarter.

         Now let me address several of our key operating metrics. Revenue per billable colleague totaled $141,000 on an annualized basis, versus $66,000 in the June quarter. Billability rose to 27%, compared to 11% in the June quarter.

         These levels remain well below operating levels, and have been adversely impacted by continued weakness in the overall market environment, as well as the timing of our restructuring.

         Our gross margin percentage and billability ratios were negatively impacted in the quarter by our accounting for our restructuring activities. On an apples-to-apples basis, revenues were up versus the June quarter, while professional and core services head count and head count related costs were down.

         SG&A totaled $16.4 million versus $14.4 million in the June quarter. The increase is a function of the addition of $1.2 million to our receivables reserves, combined with incremental costs to relocate our headquarters.

         Scient reported a pro forma net loss of $19.1 million in the September quarter, excluding restructuring, non-cash, and merger-related charges. Pro forma net earnings per share for the September quarter, excluding non-cash and restructuring charges, was a loss of 26 cents.

         Now turning to the balance sheet, Scient ended the quarter with approximately $88 million in cash and cash equivalents. This represents a decline of 27 million from the June 30 total of $115 million, and is slightly better than the level we had anticipated.

         As you well know, restricted cash increased by over $10 million. This is due to a shift in our mix of cash and eligible accounts receivables that are used as collateral against our letters of credit, which are principally for real estate.

         Total assets were $115 million, the majority of which were current assets. Bad debt reserves totaled $12.6 million, down slightly from $12.9 million at the end of June.

         Finally, I would like to discuss the status of our restructuring reserve. During the September quarter, we recorded a charge of $3.2 million to provide for severance and real estate. The total reserves since December, 2000 is $158.5 million, of which more than half was set aside for real estate.

         Approximately $124 has been expensed to date. And the remainder, again, largely related to real estate obligations, is expected to be spent over the next eight years.

         I am happy to report that we are making progress in all areas of our restructuring activities. We continue to be on plan on better than plan in our execution of our real estate restructuring activities. As we continue to execute against our plan, we would expect to see an improvement in our restricted cash levels going forward.

         Now let me turn the call back over to Bob.

Bob Howe:        Thanks Michael. I certainly appreciate the comments. And we certainly feel good about the revenue and the cash. Let's talk a little bit about the merger. The first thing is I think I need to give everybody a status of the schedule.

         As you know, we signed a merger agreement between Scient and iXL a few months ago in July. And as part of that proposed deal, the stockholders owning shares, representing 34% of the voting power of each company, iXL and Scient, entered into voting agreements.

         Recently the SEC has declared our joint proxy effective. And we mailed it on approximately October 15 of this year. The special shareholders meeting to vote on our proposed business combination with iXL will be held at 3:00 p.m. on Tuesday, November 6, 2001.

         The shareholders of record, at the close of business on Wednesday, October 10, are eligible to vote. And we expect that the merger will be consummated promptly after the receipt of the shareholder approval in early November. That is an update on the schedule.

         Let's talk a little bit about the reasons. We continue to believe the business, financial and management synergies that we discussed at the onset of our merger agreement, can be realized.

         To reiterate, the business synergies look good. The combined company is expected to have a competitive advantage. Scient created a strong strategy offering with sophisticated diagnostic capabilities that clients need to drive results, as well as it has the customer experience capability and integration capability.

         Both Scient and iXL have significant engineering and implementation capabilities. And iXL provides extensive alliance network. Now it gives us a combined company that can deliver core business process solutions.

         Post merger, clients will be able to take advantage of a fully integrated approach, from strategy through implementation, to achieve the results they require. And in addition, they will have access to strategic solutions, such as customer experience management, digital process re-engineering, content management, and wealth management. A very good fit for the two companies.

         In terms of financial synergies, substantial cost savings are expected by consolidating overhead in the technology infrastructure. There are also considerable real estate consolidation opportunities, which if successfully implemented are expected to meaningfully reduce our exposure and increase flexibility.

         By capitalizing on these opportunities to eliminate redundancies, the new Scient, which is what it is going to be called - Scient - is expected to significantly lower its cost structure, improve cash flow, and is expected to achieve operating break-even earnings relatively quickly.

         From the management standpoint, there are also synergies. Each firm has a veteran leadership, with extensive consulting experience and broad vertical market expertise. With common industry and delivery approaches, as well as a strong colleague community, we believe the new Scient can successfully enhance its scalable business strategy with high value services.

         In closing, I want to reiterate we are very excited about the pending merger. And we believe the combined entity can achieve a leadership position in the market. Thanks a lot. We had a very nice quarter. And we are happy to answer your questions.

Theresa Matacia:  Phillip, could you call for questions please?

Operator: Today's question and answer period will be handled electronically. If you would like to ask a question, please press the star key followed by the digit 1 on your touch-tone telephone. Once again, if you would like to ask a question, please press the star key followed by the touch-tone 1.

         Our first question comes from Alan Mitrani, Copper Beech Capital.

Alan Mitrani:      Thanks. Do you have any sort of forecast as to what the pro forma cash and equivalents might be, including iXL's, once the deal has closed, given that it is likely I guess they are not going to report their third quarter. And also, there is probably merger related charges. Do you have any ideas what the net cash might look like at the end of the year and at the end of the quarter once you close iXL?

Man: Tell you what, as you can appreciate, it is really not appropriate for me to respond to that, right? I mean...

Alan Mitrani:     You can give me a wide range. I don't care. I mean I am just
         - I - hopefully it will be more than 88 million.

Man: Well I can't really - I really - my lawyer is telling me I can't really respond. Let me just respond by saying this. As we said on the joint call with them at the beginning, that we thought we wouldn't do this if we didn't think we were going to have a viable business going forward. And certainly part of that viability is to have enough cash to operate. And Alan, I would love to answer your question. But -

Alan Mitrani:     Okay. That's fair. I mean...

Man:     That's the best that I can do.

Alan Mitrani:     Okay. I am sure. And in another few -

Man: And when the deal is consummated and we go further along, we will make that stuff available to you, okay?

Alan Mitrani:     Okay. I guess another question - how much, maybe I have lost track - but in terms of charges that you have announced as it relates to merger integration, but yet can't consummate some, just because of in terms of closing of the deal. How much more in charges do you expect to book or to take or to realize over the next few months?

Man:     For merger ((inaudible))?

Alan Mitrani:     Yes.

Man:     None that we know of.

Man:     We're done.

Man: As near as we can tell, we are done. That is stupid to say. I mean I should hedge that. I mean at the moment -

Man:     I think we have accounted for that.

Man:     At the moment Alan, we think we have accounted for them.

Alan Mitrani:     Okay. So iXL, when they cut their few hundred employees a
         month ago or whatever it is, whatever they are cutting, they are doing their cuts on their side. You think you have done yours.

Man: As far as we - let me put it to you this way. We are both arriving at the alter, we think with relatively ((inaudible)) companies. Does that mean there will be no cuts in the combined company, or there won't be further charges? Hell, I don't know. You are as good at that as I am. But the agreement that we had with them, and I believe that they ((inaudible)) executed, is that we would - they would take their cuts, we would take our cuts, and we would try and be as close to a streamlined business as possible when we merged.

Alan Mitrani:      Okay. Let me ask one other question, and I will let someone else jump in. What areas do you think you will focus on? You have mentioned where you see some revenue opportunities. But maybe you could talk about some end markets.

         I see where your customers are. Many of them seem to be in the financial area, and some of the multinationals. But can you talk maybe more about health care or other specific end markets that you are seeing some more interest, and the pricing might be a little more attractive?

Man: Sure. Well, I would say if you just look at the old Scient, which I guess we are still allowed to talk about here, financial services has always been a good business for us. And the pricing has been relatively attractive. I am not going to say it is uncompetitive. But it is - certainly we can compete there.

         If you look at health and wellness - Steve, you might want to comment. But our focus has always been in the drug companies, and not as much in the providers as in the people that are the suppliers. And I think we have seen a strengthening of that business over time.

         I think Steve ((inaudible)) and his team have done an excellent job of penetrating that business. And we have done work with some of the big players in the pharma world. And we continue to see Alan what I would call a solid sort of slowly growing demand, which incidentally is not the end of the world. We will take that. But I wouldn't want to tell you that the pricing there is uncompetitive.

         Where we have seen a nice build-up in the old Scient's pipeline has been in - and health and wellness certainly has been a nice build up. But we have also seen a build up in enterprises. You know, big oil companies, chemical companies, auto companies, large manufacturers.

Man:     Large enterprises.

Man: Large enterprises. I think that is due to a couple of things. A, I think the enterprise team, (Komalski) and all of those folks, have done a great job in terms of positioning us to what the market wants. And B, I think those companies are beginning to get more and more focused on the fact that this technology can really help them. And I think they themselves have a better idea of where.

         And so we are certainly not all over the place. But we are pretty focused here.

Alan Mitrani:     And what kind of backlog are you looking at right now? What kind of - in terms of opportunities, is the pipeline better than it was a month ago? Or I shouldn't say a month ago. Maybe a few weeks ago? And what kind of aggregate sort of market value do you think you are looking at?

Man: We don't quantify the pipeline Alan. I would say, as Bob said a few minutes ago, that we are seeing more stability than we have seen in quite a while in the pipeline. Visibility is still very short, certainly not more than a quarter's worth of visibility.

         We are tailoring both the business and our go to market strategy against what we see in the marketplace.

Alan Mitrani:     Great.

Man: But we - you know, if you compare it to six months ago, I don't know that the pipeline is bigger. But we certainly feel better about it.

Alan Mitrani:     Okay. Thank you very much.

Man:     Okay Alan.

Man:     Thank you.

Operator:  Our next question comes from Randy Kroen, N2U Electronics.

Man:     Hello.

Randy Kroen:      Hey, how you doing?

Man:     Good. How are you?

Randy Kroen:      Good. I just - I am a shareholder. And I was just checking to see, after the merger is completed, about how many outstanding shares will there be?

Man:     Do you know? I mean -

Theresa Matacia:  I don't think we really know.

Man:     Well we know approximately.

Randy Kroen:      Well that's fine.

Man: Well I think we will have - the reason we are hesitating here is it also looks at the puts and takes about people going in and out. But I would say we will have about 75 million. And I think they have 85 or 90 million. And that is coming down. So if you figure that it was 150 million plus, you would be about right.

Randy Kroen:      And have you thought about, with the price being so low, to do a stock buy back?

Man: Well, you know Scient - the old Scient actually had an announced buy back plan, which we pursued to a degree. And I think as a combined entity, we haven't thought that far as to have a buy back.

         I guess I could make a long-range view and say that it would make sense over time, given that we get our cash flows into such a positive standpoint that we know we would make it through all the issues we have about real estate and restructuring. But in the long-term, that is certainly an alternatives.

Randy Kroen:      Okay. All right. Thanks a lot.

Man:     Thank you.

Randy Kroen:      All right.

Operator: Once again, if you would like to ask a question, please press the star key, followed by the digit 1. We return to Alan Mitrani, Copper Beech Capital.

Alan Mitrani:     Hi.

Man:     Hey Alan ((inaudible)).

Alan Mitrani:     Yeah. Sorry, I guess - I don't know how many people are on this call. But I guess I am back in the queue. What was cash flow from operations for the quarter?

Man:     Mike?

Michael Hand:     Around 27 million for the quarter.

Man: Yeah, cash around 27 million for the quarter. But a lot of that was restructuring.

Michael Hand:     A lot of that was restructuring related.

Alan Mitrani:     Okay. So do you know what it is?

Man:     Hang on a second. They are getting you a number right here.

Alan Mitrani:     I guess I see the restructuring and merger costs. I can see that through the P&L.

Man:     Fourteen million for the quarter.

Man:     Fourteen million for the quarter.

Man:     Thirteen of the 27 was restructuring-related.

Man: Okay. So 13 of the 27 was restructuring-related. Do you understand why, when we talked about it, remember we are also trapped in this restructuring accounting, which is too arcane for me to get into. But
         -

Alan Mitrani:     No. I understand that. That's fine.

Man: But you understand the reason we said what we did is that with the revenues stabilizing, knock on wood, and the actual costs beginning to come down, you understand what we are trying to do there.

Alan Mitrani:     Mmm-hmm. How much real estate does the combined company own, as opposed to lease?

Man:     No. We own nothing.

Alan Mitrani:     Own nothing. Okay.

Man: Thank God. But we own nothing. And we have laid out a combined plan, which we are executing against on the real estate leases. And I wouldn't tell you that we have got - we still have some big properties that we need to get rid of in New York and London and other places. And we are working that diligently. And so far we have been doing well. But it is not - you know, Alan, it is not a lot.

Alan Mitrani:     Yeah. That's right. I have one more question. And then I will get my answers next week. When do the options for management for the combined company, when does the new option plan go into effect? So when do you get the grants? And when does the stock get priced?

Man:     Okay.

(Bob Beck):       The...

Man:     This is (Bob Beck)?

(Bob Beck):       Hi Alan. This is (Bob Beck).

Alan Mitrani:     Hey Bob.

(Bob Beck):       It is twofold actually, because of the accounting rules that we are following. Under the accounting rules, the - and I think this is all in the S4 that we filed. Basically the Scient options get canceled and get reissued after the merger. And then the iXL options roll over and are reconstituted based under the plan for - under the accounting rules.

Alan Mitrani:     So is it once the November 6 merger goes through, that you then could do it a week later if you choose to?

(Bob Beck):       Yes.

Man:     I think so.

Alan Mitrani:     Have you set a date as to when you are going to?

(Bob Beck):       No. We have to meet with the board.

Alan Mitrani:     Okay.

Man:     Okay?

Alan Mitrani:     Okay great. Thank you very much.

Man:     Thank you.

Operator: There are no further questions at this time. I would like to turn the call back over to you for any additional or closing comments.

Man: Okay. Thank you very much. We appreciate the interest. And we feel slightly more optimistic, given this quarter. And we hope that it continues in this vein. But as we said, there is a hell of a lot of uncertainty ahead of us. And we certainly have a lot of excitement about the pending merger. And we think there is lots of great opportunities for us.

         Thanks for your attention. I would like to thank everybody. We will see you later.

Operator: That concludes today's Scient conference call. Thank you for your participation.


                                      END